UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) January 4, 2011

ZOOM TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	**0-18672**	**51-0448969**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Headquarters:
Sanlitun SOHO, Building A, 11th Floor
No.8 Worker Stadium North Road
Chaoyang District, Beijing, China 100027

U.S. correspondence office:
c/o Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, NY 10017

(Address of principal executive offices including zip code)

(917) 609-0333
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note

Zoom Technologies, Inc. (the "Company") is filing this Current Report on Form 8-K/A to correctly identify the disclosure made in the Current Report on Form 8-K filed on January 5, 2011 as "Item 8.01 - Other Events" rather than "Item 2.01 - Completion of Acquisition of Assets."

The Company's and its subsidiaries equity in the net book value of (i) the assets acquired and (ii) the amount paid for the assets (484,800 shares of the Company's common stock, valued at $1,818,000 at the time of the execution of the Share Exchange Agreement) is less than 10% of the total assets of the Company and its consolidated subsidiaries. Further, the business acquired is not significant, based on the fact that the assets and income of the business acquired is well less than 10% of the Company's assets and income. Therefore, the acquisition of Celestial Digital Entertainment, Ltd. is not significant and is being reported under Item 8.01 – Other Events of this Current Report on Form 8-K/A.

Item 8.01   Other Events.

On January 4, 2011, Zoom Technologies, Inc. (the "Company") pursuant to a share exchange agreement (the "Agreement") acquired 100% of the shares of Celestial Digital Entertainment, Ltd., ("CDE") a mobile platform video game development company based in Hong Kong (the "Acquisition"). The parties to the Agreement include the Company, CDE, Profit Harvest Company, Ltd. ("Profit Harvest"), the Company's wholly-owned subsidiary, organized under the laws of Hong Kong, and which is the acquiring entity in the Acquisition and Everton Development Limited ("Everton") and Hui Pak Kong, who are owners of 100% of the issued and outstanding shares of CDE.

Upon the closing of the Acquisition on January 4, 2011, CDE became the wholly owned subsidiary of Profit Harvest, as described in the diagram below:



Everton and Mr. Hui sold their combined 100% ownership of CDE to the Profit Harvest. The consideration paid for CDE was 484,800 shares of the Company's common stock. CDE primarily focuses on development of video games and applications for mobile phones and mobile platforms. CDE has developed over 40 titles for the Apple iPhone and is one of the largest developer of iPhone apps in Asia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOOM TECHNOLOGIES, INC.

Date: January 6, 2011   By: /s/ Anthony K. Chan

Anthony K. Chan
Chief Financial Officer and Secretary